Exhibit 1

CALL FOR AN ORDINARY GENERAL SHAREHOLDERS’ MEETING

VISTA OIL & GAS, S.A.B. DE C.V.

Pursuant to Article 181 of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles; “LGSM”) and articles Twelfth, Seventeenth, and Twentieth of the current by-laws of Vista Oil & Gas, S.A.B. de C.V. (the “Company”), the shareholders of the Company (the “Shareholders”) are hereby called to an ORDINARY GENERAL SHAREHOLDERS’ MEETING, to be held at 10:00 hours on December 14th, 2021, in Mexico City, United Mexican States (“Mexico”), corporate domicile of the Company, in the meeting room located at Torre Virreyes, Pedregal No. 24, 24th Floor, Colonia Molino del Rey, Zip Code 11040, Miguel Hidalgo (the “Ordinary General Shareholders’ Meeting”), in order to discuss the following:

AGENDA

I.

Presentation, discussion and, as the case may be, approval of the Company’s non-consolidated special financial statements as of September 30, 2021, which will serve as the basis for the discussion and, if applicable, approval of the proposal referred to in item II of this agenda; associated resolutions.

II.	Presentation, discussion and, as the case may be, approval of the reduction of the variable part of the capital stock of the Company; associated resolutions.

III.	Appointment of delegates to comply with resolutions and, as the case may be, formalize the resolutions adopted at the Ordinary General Shareholders’ Meeting; associated resolutions.

We remind the Shareholders that in order to be admitted to the Ordinary General Shareholders’ Meeting, they are required to provide a deposit certificate (constancia de depósito) issued by the S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V., together with, if applicable, the supplementary list referred to in the LMV, no later than one business day prior to the date of the Ordinary General Shareholders’ meeting hereby called, at the aforementioned address, between 9:00 to 14:00 hours and 16:30 to 19:00 hours, from Monday to Friday, during business days. Upon delivery of such deposit certificates (constancias de depósito) by the Shareholders, entry passes will be issued without which such Shareholders will not be allowed to participate in the Ordinary General Shareholders’ Meeting. Shareholders can attend the Ordinary General Shareholders’ Meeting personally or represented by an attorney-in-fact appointed by means of a power of attorney granted in terms of the templates provided by the Company pursuant to Article 49, section III of the LMV or by means of a power of attorney granted in accordance with civil law and also pursuant to the provisions set forth in article 1925 of the LGSM. The template of power of attorney and other documents related to the Agenda are available for consultation at the address set forth above as well as on the website of the Company: http://www.vistaoilandgas.com/en/investors/.

Mexico City, Mexico as of October 26th, 2021

By:	/s/ Miguel Matías Galuccio

Name: Miguel Matías Galuccio

Position:	Chairman of the Board of Directors of Vista Oil & Gas, S.A.B. de C.V.